MORGAN LEWIS


DAVID W. FREESE
Associate
+1.215.963.5862
david.freese@morganlewis.com


[XX], 2017

FILED AS EDGAR CORRESPONDENCE

Marianne Dobelbower, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Ms. Dobelbower:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") via telephone regarding post-effective amendment no. 86 under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 90 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Trust's registration statement on Form N-1A, filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the MFG Low Carbon Global Fund and the MFG Infrastructure Fund (each, a "Fund," and, together, the "Funds"). Below, we have summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS

COMMENTS APPLICABLE TO EACH FUND

1. COMMENT. Each Fund's investment objective uses the phrase "medium to long term." Please define such phrase in each Fund's "Principal Investment Strategies" section.

     RESPONSE. The Trust has added the requested disclosure under the heading "More Information about the Funds' Investment Objectives and Strategies," which is included in the prospectus pursuant to Item 9 of Form N-1A.

2. COMMENT. In accordance with Instruction 4(f) to Item 3 of Form N-1A, please include a second Example and related narrative explanation showing the effect of each Fund's redemption fee under the "Example" heading in the "Fund Fees and Expenses" section.


                               MORGAN, LEWIS & BOCKIUS LLP

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

Marianne Dobelbower, Esq.
[XX], 2017
Page 2

     RESPONSE. Instruction 4(f) to Item 3 of Form N-1A requires that a Fund include an Example showing "the second 1-, 3-, 5-, and 10-year periods and related narrative explanation only if a sales charge (load) or other fee is charged upon redemption." However, in calculating the Example pursuant to
     Item 3, each Fund must assume that an investor "invests $10,000 in the Fund for the time periods indicated." Since the redemption fee is imposed only on shares redeemed that have been held for 30 days or less, no redemption fee will be charged if an investor holds his or her investments for the time periods required by Item 3. Therefore, the Registrant respectfully declines to make the requested change.

3. COMMENT. In the "Liquidity Risk" paragraph in each Fund's "Principal Risks" section, please revise the phrase "The Fund may have to lower the price" to clarify that the Fund may have to sell an instrument at a price lower than the price at which the Fund purchased it.

     RESPONSE. The phrase noted in this Comment has been revised to state "The
     Fund may have to sell its investment at an unfavorable price or time...."

COMMENTS APPLICABLE TO THE MFG LOW CARBON GLOBAL FUND SUMMARY SECTION

4. COMMENT. The first paragraph of the "Principal Investment Strategies" section states that "Under normal circumstances, the Fund...invests at least 40% (or, if conditions are not favorable, at least 30%) of its assets in non-U.S. companies" (the "40%/30% Policy"). Please supplementally disclose how the Fund values derivatives for purposes of its 40%/30% Policy.

     RESPONSE. The Fund intends to take into account exposures created by derivative instruments for purposes of its 40%/30% Policy in a manner consistent with Rule 35d-1. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of its 40%/30% Policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, the Fund reserves the right to use that amount for purposes of its 40%/30% Policy.

5. COMMENT. The first paragraph of the "Principal Investment Strategies" section states that "The Fund also may, but does not currently intend to, purchase or sell futures contracts and engage in short sales on exchange traded funds to reduce risks associated with the Fund's investments." Please consider deleting this sentence and disclosing these investment strategies only in response to Item 9 of Form N-1A.

     RESPONSE. The Trust believes that the disclosure noted in the comment is appropriately located in the Fund's summary section and, accordingly, respectfully declines to make the requested change.

Marianne Dobelbower, Esq.
[XX], 2017
Page 3

6. COMMENT. In the paragraph under the heading "Industry and company research" in the "Principal Investment Strategies" section, please clarify which measure(s) the Adviser's investment committee uses to determine a quality rating for a company.

     RESPONSE. The requested change has been made.

7. COMMENT. The paragraph under the heading "Portfolio construction" in the "Principal Investment Strategies" section states that "The Adviser designs the Fund's portfolio to have lower historical volatility than that exhibited by world equity markets." If there is a more specific benchmark against which the Adviser manages the volatility of the Fund's portfolio, consider disclosing such benchmark.

     RESPONSE. The requested change has been made.

8. COMMENT. In the paragraph under the heading "Low carbon framework" in the "Principal Investment Strategies" section, please explain in plainer English how the Adviser evaluates a particular company as part of its low carbon emissions overlay.

     RESPONSE. The requested change has been made.

9. COMMENT. Since the "Principal Risks" section discloses general "Geographic Focus Risk," please provide applicable country- or region-specific risk disclosure if the Fund has a principal investment strategy to focus its investments in a particular country or geographic region. If the Fund does not have such a principal investment strategy, please confirm this supplementally.

     RESPONSE. The Fund does not have a principal investment strategy to invest in any particular country or geographic region and, accordingly, no disclosure has been added in response to this comment.

COMMENTS APPLICABLE TO THE MFG INFRASTRUCTURE FUND SUMMARY SECTION

10. COMMENT. The first paragraph of the "Principal Investment Strategies" section states that the Fund invests in "companies in the infrastructure industry and related industries." Please consider removing mention of "related industries" or else defining "related industries" and explaining how they are related to the infrastructure industry.

     RESPONSE. The phrase "and related industries" has been deleted in response to this Comment.

11. COMMENT. In the first paragraph of the "Principal Investment Strategies" section, please clarify what "social infrastructure" means.

     RESPONSE. The requested change has been made.

Marianne Dobelbower, Esq.
[XX], 2017
Page 4

12. COMMENT. In the "Principal Investment Strategies" section, please revise the paragraph under the heading "Determining the investment universe" to provide a plainer English explanation of the criteria that the Adviser uses to determine the Fund's investment universe.

     RESPONSE. The Trust believes that the second sentence of the referenced paragraph provides adequate detail on the infrastructure classification criteria used by the Adviser to determine the Fund's investment universe. Nevertheless, the Trust has revised the second sentence to clarify the "gearing levels" and "reporting transparency" criteria and note that the Adviser applies all criteria listed in the sentence to infrastructure investments.

COMMENTS APPLICABLE TO THE RELATED PERFORMANCE DATA OF THE ADVISER SECTION

13. COMMENT. Please consider changing the title of this section to "Related Prior Performance Data of the Adviser."

     RESPONSE. The Trust respectfully declines to make the requested change because it does not believe adding "prior" where requested clarifies the disclosure. Adding the word "prior" could confuse investors by causing them to believe that the Adviser's performance is stale when instead it is shown as of the same date as the Fund's performance will be shown (i.e. , as of the most recent calendar year end preceding the effective date of the prospectus) once the Fund achieves a full calendar year of performance.

14. COMMENT. (a) If accurate, please insert the word "all" immediately before the phrase "actual separate accounts" in the first sentence of the first paragraph of this section. (b) Please confirm supplementally whether any separate accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite and, if so, why.

     RESPONSE. (a) The requested change has been made. (b) The Adviser confirms that no separate accounts managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Fund were excluded from the Composite.

15. COMMENT. In the fourth paragraph, please clarify how the second sentence relates to the first sentence or else delete the second sentence.

     RESPONSE. The second sentence has been deleted in response to this Comment.

16. COMMENT. In the "Calendar Year Total Pre-Tax Returns" table, please consider (a) removing the "Dispersion" column and (b) giving exact numbers in the "Number of Accounts" column.

     RESPONSE. References to the "Number of Accounts" and "Dispersion" columns have been deleted.

17. COMMENT. In the "Calendar Year Total Pre-Tax Returns" table, please consider removing the row for 2013 given that the Composite did not start until May 2013.

Marianne Dobelbower, Esq.
[XX], 2017
Page 5

     RESPONSE. The Trust respectfully declines to make the requested change because it believes that the disclosure is relevant to investors and that footnote 4 to the table clearly discloses that such data is not annualized and is reported for the period from May 2, 2013 through December 31, 2013.

18. COMMENT. Please confirm supplementally that the Adviser has the records that form the basis for or demonstrate the calculation of the performance of the accounts included in the Composite, in accordance with Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

     RESPONSE. While the Adviser does not necessarily concur that including the Composite performance in the prospectus is an advertisement that is subject to Rule 204-2(a)(16) under the Advisers Act, the Adviser confirms that it will maintain records necessary to substantiate the performance.

19. COMMENT. Please consider comparing the Composite's performance to the current index, the S&P Global Infrastructure Net Total Return Index, for all periods presented, given that the Composite's prior benchmark (the "Prior Benchmark") was discontinued.

     RESPONSE. The Trust respectfully declines to make the requested change. The Adviser has represented to the Trust that the Composite's performance is compared to the Prior Benchmark during all periods when the Prior Benchmark was operational and was the Composite's benchmark in order to comply with applicable requirements of GIPS(R).

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5862.

Very truly yours,


/s/ David Freese
----------------

David Freese